DENALI CONCRETE MANAGEMENT, INC. P.O. Box 112093 Anchorage, AK 99511

November 18, 2005

United States Securities and Exchange Commission
100 F Street N.E.

Washington, DC 20549

Re:

Denali Concrete Management, Inc.

Securities Act File No. 333-103294

Request to Withdraw Registration Statement

Dear Sir or Madame:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, this shall act as our request to withdraw the above-referenced registration statement.  Such registration statement has not become effective and no securities have been issued in reliance on the registration statement or the prospectus which is a part thereof.  No delivery of a preliminary prospectus has been made.  It is the desire of the management and board of directors of the registrant to withdraw the registration statement and such withdrawal is consistent with the public interest and the protection of investors.

Respectively submitted.

DENALI CONCRETE MANAGEMENT, INC.

/s/ Spencer R. Martin

Spencer R. Martin

President and Chief Executive Officer